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                              September 20, 2023

       Dava Ritchea
       Chief Financial Officer
       Sculptor Capital Management, Inc.
       9 West 57th Street
       New York, New York 10019

                                                        Re: Sculptor Capital
Management, Inc.
                                                            Revised Preliminary
Proxy on Schedule 14A
                                                            Filed September 14,
2023
                                                            File No. 001-33805

       Dear Dava Ritchea:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement filed September 14, 2023

       Background of the Mergers, page 37

   1. We note your response to prior comment 5. Where you reference the level of client consents received for
the Rithm Transaction to date, please quantify the level of clients you have received.
   2. We note your response to prior comment 7. We note that the Special Committee and the
                                                        Board appeared to place
particular weight on what it viewed as contingencies in the
                                                        financing for the bid
by the Consortium. In particular you discuss the fact that the
                                                        Consortium relied on
equity guarantees from the parties as well as other funding
                                                        contingencies, was
apparently among the key factor that led the Special Committee and the Board to conclude
that the Consortium's bid presented significant risks and
                                                        therefore was
sufficiently unlikely to lead to a Superior Proposal. It appears that the identity of the
Consortium's key members, including the guarantor, is material to an investors understanding
of the Special Committee's and Board's recommendation and to
 Dava Ritchea
FirstName LastNameDava   Ritchea
Sculptor Capital Management, Inc.
Comapany 20,
September  NameSculptor
              2023      Capital Management, Inc.
September
Page 2    20, 2023 Page 2
FirstName LastName

         understand the Committee's evaluation of subsequent updates to the proposal.
3. We note your engagement of the Asset Management Consultant, who presented analysis to the Special Committee. Revise the proxy statement to identify the consultant. Disclose the material terms of all material agreements governing the relationship between the
         Company and the Asset Management Consultant, and any limitations placed on the
         Consultant's evaluation by the Special Committee, Sculptor Management or other related party. Please refer to Item 14(a)(6) of Schedule 14A, and Item 1015(b) of Regulation S-
         K.
4. We note your response to prior comment 1. Please clarify whether you requested client feedback to conduct the Consortium Client Consent Condition Risk analysis or whether such feedback was provided to the Company in another manner. If you requested client feedback, please disclose how you determined which clients should provide feedback. To the extent that you received client feedback from a material percentage of your client base that would be informative in evaluating the Committee's evaluation of the Consortium
         Client Consent Condition, please clarify your disclosure.
5.       We note your disclosure on page 75 of the steps taken by the Asset
Management
         Consultant, including client feedback. Revise the disclosure to state whether the
         Consultant met with clients directly, or whether they were provided information collected by others. If the Consultant did not independently reach out to clients, clarify which parties conducted that outreach, and whether there was any limitation placed on the
         Consultant in seeking additional information. Please refer to Item 14(a)(6) of Schedule
         14A and Item 1015 of Regulation S-K.
6. We note your disclosure on page 78, that discussed the conclusions presented by the Asset
         Management Consultant. Revise to clarify, whether the list of items discussed in the
         September 5 meeting were conclusions of the Asset Management Consultant, or were matters of discussion between the Consultant and the Special Committee. Similarly, on
         September 7, you disclose that the Consultant discussed the "typical" drivers of client loss. However, it is not clear whether the Consultant then reached a conclusion as to whether Sculptor's clients would follow a similar pattern. If such a conclusion was reached, it is unclear the basis for this, including whether it was based on the collected feedback discussed on page 75, and whether the feedback was collected from a sufficient percentage of the client base to support the Consultant's advice to the Special Committee.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at (202) 551-3465 or Christian Windsor at
(202) 551-
3419 with any other questions.
 Dava Ritchea
Sculptor Capital Management, Inc.
September 20, 2023
Page 3


FirstName LastNameDava Ritchea                   Sincerely,
Comapany NameSculptor Capital Management, Inc.
                                                 Division of Corporation
Finance
September 20, 2023 Page 3                        Office of Finance
FirstName LastName